UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

Today, the BBVA Board of Directors resolved the following changes in the composition of the institution’s governing bodies:

•	To accept the resignation presented by the director, Mr. Andrew Stott, on personal grounds, and to amend the composition of the Board’s Risks, Remuneration and IT & Cybersecurity Committees, which will henceforth stand as follows:

Risks Committee

Chairman:	Mr. Juan Pi Llorens
Members:	Mr. José Miguel Andrés Torrecillas
Mrs. Susana Rodríguez Vidarte
Mr. Carlos Loring Martínez de Irujo
Mr. José Maldonado Ramos

Remuneration Committee

Chairman:	Mrs Belén Garijo López
Members:	Mr. José Antonio Fernández Rivero
Mrs. Lourdes Máiz Carro
Mr. Carlos Loring Martínez de Irujo

IT & Cybersecurity Committee

Chairman:	Mr. Carlos Torres Vila
Members:	Mr. Juan Pi Llorens
Mr. José Antonio Fernández Rivero
Mr. Tomás Alfaro Drake
Mr. Sunir Kapoor.

In Mexico DF, 31st May, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 1, 2017	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative